 EXHIBIT 1.02

HNI Corporation
Conflict Minerals Report
For the Year Ended December 31, 2013

1.	Conflict Minerals Rule Overview

This conflict minerals report of HNI Corporation (the Corporation, we or our) for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule).  The Rule imposes reporting obligations on Securities and Exchange Commission (SEC) registrants manufacturing or contracting to manufacture products containing conflict minerals necessary to the functionality or production of their products.  Conflict Minerals are cassiterite, columbite-tantalite (also called coltan), gold, wolframite and their derivatives, limited to tin, tantalum, tungsten and gold (3TG).

This report is not audited in accordance with the Rule and SEC guidance.

2.	Overview of HNI Corporation

The Corporation is a provider of office furniture and hearth products, with operations and sales globally.  This report presents information for the Corporation and its consolidated subsidiaries.

The Corporation categorizes its products in two segments, office furniture products and hearth products.

2.1	Office Furniture Products

The Corporation designs, manufactures and markets a broad range of office furniture including panel systems, seating, storage, tables and desks.

2.2	Hearth Products

The Corporation's line of hearth products includes a full range of gas, electric and wood-burning fireplaces, inserts, stoves, facings and accessories.

3.	HNI Supply Chain Overview

The Corporation is a global company, with sales throughout the world and manufacturing operations in the United States, China and India.  Most of our suppliers are not SEC registrants and are not subject to SEC reporting requirements.

In most instances, multiple supply chain layers exist between the Corporation and smelters or refiners.  The Corporation does not have a direct relationship with 3TG smelters or refiners.  The Corporation places responsibility on its direct suppliers for information regarding their suppliers.

4.	Reasonable Country of Origin Inquiry

The Corporation has adopted a conflict minerals policy.  The policy has been communicated to suppliers and is publicly available at www.hnicorp.com under "Who We Are—Environment".

The Corporation conducted a reasonable country of origin inquiry for 2013.  The Corporation evaluated supplied materials and components, including reviewing bills of materials, to determine products manufactured or contracted to be manufactured by the Corporation where 3TG were or could be present and necessary to the product's functionality.  This analysis indicated 3TG present or potentially present in several office furniture and hearth product categories.

The Corporation identified 496 suppliers in-scope for supplying materials and components potentially containing 3TG and necessary to the functionality of the Corporation's products.  The Corporation then segmented in-scope suppliers into three categories based on the materials and components they supplied to the Corporation: (i) low risk for containing 3TG, (ii) medium risk for containing 3TG and (iii) high risk for containing 3TG.

The Corporation contacted each in-scope supplier to determine the presence of 3TG in materials and components sold by the supplier to the Corporation during the relevant period.  Suppliers contacted by the Corporation were provided three alternatives for responding:

●	Certify products sold to the Corporation did not contain 3TG;

●	Certify products sold to the Corporation contained 3TG but were sourced outside of the covered countries or solely from recycled sources; or

●
Complete the reporting template created by the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative (EICC-GeSI) and now administered by the Conflict Free Sourcing Initiative (CFSI).

The Corporation sent a second request to any in-scope suppliers who failed to respond.  The Corporation then focused on obtaining responses from high-risk suppliers.  We received responses from approximately 65% of suppliers surveyed, representing approximately 77% of our aggregate spend with in-scope suppliers in 2013.

Responses received from suppliers were reviewed by the Corporation's internal team.  The Corporation identified red flags or suspected inconsistencies in the responses to determine where further due diligence was required.

Our reasonable country of inquiry investigation did not produce sufficient information from suppliers regarding smelters and refiners to conclude whether 3TG in the Corporation's products originated in the countries covered by the Rule and, if so, whether the 3TG were from recycled or scrap sources or from conflict-free sources.

5.	Design of Due Diligence Framework

The Corporation designed its program to conform, in all material respects, with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements for gold, tantalum, tin and tungsten.

6.	Due Diligence Performed

6.1	Establish Company Management Systems

Policy

The Corporation's policy is publicly available at:  www.hnicorp.com under "Who We Are—Environment".

Internal Team

The Corporation's management system includes a leadership team of the Vice President, General Counsel and Secretary and the Vice President, Member and Community Relations (who provides oversight of safety and environmental functions) as the executive sponsors, and oversight and participation of the Vice President, Strategic Materials (oversight of office furniture procurement) and the Vice President, Procurement (oversight of hearth procurement).

A core team conducted the compliance effort and provided updates and reported to the leadership team throughout the process.  The core compliance team included representatives from the Corporation's Law, Procurement, Safety & Environmental and Rapid Continuous Improvement departments.

Control Systems

The Corporation participated in the formation and work of a group within the Business and Institutional Furniture Manufacturers Association (BIFMA) to identify common industry suppliers and centralize the engagement effort.  The Corporation primarily worked directly with its suppliers to determine upstream entities in the supply chain.

Supplier Engagement and Training

To introduce our suppliers to the requirements of the Rule, the Corporation offered to its suppliers access to an online training and resource center.  The Corporation also provided background materials and an overview of the Rule to suppliers it contacted.

Grievance Mechanism

The Corporation's conflict minerals policy directs suppliers to report any policy violations or issues through the Corporation's Speak Up! ethics hotline.

6.2	Identify and Assess Risk in the Supply Chain

The Corporation performed the following due diligence:

●	established an internal team to create and implement our conflict minerals program;
●	adopted and published a conflict minerals policy;
●	communicated a grievance mechanism to report concerns;
●	conducted an internal review, supplemented by a third-party service provider, to identify the 496 suppliers of materials, products and components containing or potentially containing 3TG;
●	contacted each in-scope supplier requesting information about 3TG in items supplied to the Corporation;
●	sent reminder letters, and for high-risk suppliers followed up by telephone after sending a reminder letter, to suppliers who did not respond to our request;
●	audited a subset of supplier responses by sending a follow-up request to those suppliers inquiring about the process used to respond to our request;
●	reviewed responses, including the EICC-GeSI/CFSI reporting templates, from suppliers;
●	obtained review from legal counsel or third-party service providers when certain red flags were present in responses; and
●	compared smelter information received from supplier responses against the CFSI conflict-free smelter list.

6.3	Strategy to Respond to Identified Risks

The Corporation developed a plan for addressing red flags and conducting due diligence on supplier responses requiring follow-up.  The plan took into account the risk-based categorization of the supplied product in determining the appropriate level of follow-up.  The core compliance team provided regular updates to the executive sponsors and senior leadership throughout the compliance effort.

We have not terminated any suppliers during the course of due diligence.  Our conflict minerals policy provides for engagement with any supplier not complying with our policy and, if compliance cannot be attained within a reasonable period, the option sourcing from a new supplier.  Currently, given the lack of infrastructure and transparency to determine if 3TG support conflict in the covered countries, we do not expect to terminate any suppliers because options for replacement suppliers able to certify conflict-free sourcing are limited.

6.4	Independent Third-Party Audit

The Corporation is several layers removed from the smelters where 3TG minerals are processed and is not well-positioned to require or implement audits of these smelters.  The Corporation is relying on the efforts of CFSI and industry group efforts to conduct smelter audits.

6.5	Report Annually on Supply Chain Due Diligence

Following the conclusion of the Corporation's conflict minerals effort for 2013, a report was provided to the Corporation's senior leadership team.  This Conflict Minerals Report details the design and implementation of the Corporation's compliance effort and provides an overview of engagement with suppliers.  This Conflict Minerals Report is available on the Corporation's website at www.hnicorp.com under "Who We Are—Environment".

7.	Other Required Disclosures

7.1	Smelters

Most suppliers who responded to our request and indicated the presence of 3TG in the products they supply did not provide a smelter list.  Of the suppliers who provided a smelter list, most provided information at a company level, as opposed to a part-number level.  Therefore, the Corporation could not determine whether smelter names provided were used in the supply of products to the Corporation.  The Corporation has elected not to provide smelter information in this Report, but on an aggregated basis received smelter lists identifying 561 smelters, including approximately 196 gold smelters, 29 tantalum smelters, 265 tin smelters and 80 tungsten smelters.  The Corporation then compared those smelters to the conflict-free smelter list maintained on the CFSI website.  The comparison indicated 38 conflict-free gold smelters, 20 conflict-free tantalum smelters, 13 conflict-free tin smelters and 1 conflict-free tungsten smelter.

Certain of the Corporation's suppliers indicated 3TG present in the products they supplied originated solely from scrap or recycled sources.  The Corporation will work with those suppliers to understand where the 3TG minerals were smelted to verify they are recycled or scrap sources.

7.2	Identifying Mines

The Corporation believes the assessment of smelters is the most effective way to identify the source and chain of custody of the minerals, and expects to continue working with its suppliers to identify smelters used in the supply of products to the Corporation.

7.3	Risk Mitigation Steps

The Corporation intends to take the following steps to improve our due diligence process and further mitigate risk:

●	Amend its Supplier Code of Conduct to include a conflict minerals provision and its standard supply agreements to include a contractual provision addressing 3TG sourcing and information.
●	Continue to provide training to and engage with our suppliers to obtain more complete and accurate responses to our inquiries.